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September 17, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lyn Shenk
Branch Chief

Re:	Box Ships Inc.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 001-35132

Dear Mr. Shenk:

We refer to the annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by Box Ships Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 8, 2013 (the "Annual Report"). By letter dated September 3, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comment regarding the Annual Report.  For your convenience, the Company's response below is prefaced by the exact text of the Staff's corresponding comment in bold text.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Loan Agreements, page 71

1.
You disclose that your loan agreements are secured by mortgages on your vessels and require you to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. It appears that the market value of your vessels factor into the compliance with these ratios. You also disclose (i) that the current low charter rates in the containership market in part have adversely affected containership values, (ii) that there have been recent reports of charterers, including some of your charterers, renegotiating their charters or defaulting on their obligations under charters, (iii) your prior noncompliance of a covenant within one of your loan agreements, and (iv) that the aggregate carrying value of your vessels exceeded their aggregate market value at the end of each of the last two fiscal years. In view of the preceding, please expand your disclosure to discuss the degree to which you have satisfied at the most recent period ended date the collateral coverage ratios and financial and other covenants associated with each respective loan agreement. We believe this information will be meaningful to investors in assessing your compliance and any associated impending consequences.

The Company confirms that it will revise its disclosure in future filings to include, as of the most recent practical date, the Company's status in relation to the collateral coverage ratios and financial and other covenants associated with each respective loan agreement.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton

cc:           Doug Jones

Mr. Robert Perri
Chief Financial Officer
Box Ships Inc.
15 Karamanli Ave.,
166 73 Voula, Greece

BOX SHIPS INC.

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lyn Shenk

Re:           Box Ships Inc.

September 17, 2013

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

BOX SHIPS INC.

By:	/s/ Robert Perri
Name:	Robert Perri
Title:	Chief Financial Officer